

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 13, 2018

Via E-mail
Douglas W. Vicari
Executive Vice President and Chief Financial Officer
Chesapeake Lodging Trust
4300 Wilson Boulevard, Suite 625
Arlington, VA 22203

Re: Chesapeake Lodging Trust
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 15, 2018
File No. 1-34572

Dear Mr. Vicari:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities